                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For April 21, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]           Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                       Yes [ ]                   No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) announces completion of a first phase exploration program on the 17,826-hectare
(44,015-acre) silver-gold Tango project. The program consisted of prospecting, geological mapping and geochemical sampling. The property lies approximately 45 kilometers (30 miles) south of the Picachos silver-gold property which forms part of NWT's portfolio of Mexican properties held under option from RNC Gold
Inc. ("RNC") and 25 kilometers (15.5 miles) northeast of Rosario, Sinaloa, within the Rosario Mining District, one of several gold-silver camps in the
Mexican Ignimbrite Belt. The concession is located around the now inactive San
Augustin Mine and several other mineral showings in the Zona Minera Santa Maria of the Rosario Mining District.

Analysis of 217 rock samples and 502 soil reconnaissance samples have outlined a broad, continuous gold-in-soil anomaly which is more than 1.5 kilometers (0.9 miles) long and 1 kilometer (0.6 miles) wide overlying felsic volcanic rocks.
Values for gold, copper, arsenic, lead, zinc, vanadium and manganese are markedly anomalous in both the soil and rock samples. Half of the soil samples have gold concentrations above 15 ppb gold, and five percent of soil samples contain more than 763 ppb gold.

Distribution statistics for metals in all rock samples from the
Tango property.

--------------------------------------------------------------------------------------------
                      Au        Ag        Cu*        Fe*       Pb*        Zn*        As
                     g/t        g/t        %          %         %          %        ppm
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

 50th Percentile     0.1        3.0       0.03       3.2       0.08      0.13       31.5
 75th Percentile     2.0        9.0       0.13       4.8       0.29      0.53      101.3
 90th Percentile     8.7       54.8       0.4        7.4       0.78      1.12      447.8
 95th Percentile     19.2      112.4      1.0        8.3       1.28      2.27      1234.3
 98th Percentile     23.7      328.4      2.7       11.6       5.83      5.42      1976.0
       Max           88.4      682.0      24.6      20.0      14.72      14.14     2576.0
     Average         3.0       26.2       0.4        3.9       0.5        0.6      193.1
--------------------------------------------------------------------------------------------

N=217 samples
*Base metals assays pending for some samples as upper detection limits exceeded.

Distribution statistics for selected metals in soil samples from the
Tango Property.

--------------------------------------------------------------------------------------------
                      Au        Ag         Cu        Fe         Pb        Zn         As
                     ppb        ppm       Ppm         %        ppm        Ppm       ppm
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

 50th Percentile     15.5       0.3       42.7       3.1       67.0      146.3      12.2
 75th Percentile     71.7       0.5      105.5       4.0      238.9      493.0      19.2
 90th Percentile    318.4       1.1      172.4       5.5      776.0     1822.1      33.5
 95th Percentile    762.9       1.8      249.4       6.0      1502.0    2693.9      48.7
 98th Percentile    1820.4      6.0      935.2       6.5      2455.4    4378.1      89.2
       Max         15537.6     >100      3406.6      8.0      >10000    >10000     2155.1
     Average        196.6       0.9      114.7       3.3      320.64     598.5     27.12
    AVG. Crust        3        0.08        68        6.3        10        79        2.1
--------------------------------------------------------------------------------------------

N=502 samples

Many of the old workings are located on oxidized fault zones. Limited channel sample data from Mina la Gloria historical working indicated values of 9.4 g/t gold across 0.8 meters (2.6 feet). The ore contains values of copper and arsenic, suggesting that primary sulfide mineralization includes enargite, a characteristic mineral of high-sulfidation epithermal gold deposits. The highest grades on the property come from the NNW trending Carmen I and II structures. On the Carmen I vein, values of 54 g/t gold and 134 g/t silver were obtained from quartz-specularite mineralization across 0.4 meters (1.3 feet). There are several alteration styles observed on the property, but the most important are advanced argillic assemblages associated with gold and base metals.

All these characteristics suggest that the Tango claim/project may overlie a significant high-sulfidation epithermal gold system with both bulk tonnage and high-grade vein potential.

Soil samples were collected using a NW oriented survey grid. The slope corrected map distance between samples was 25 meters (82 feet). Lines were spaced every
100 meters (328 feet) to the southwest of the base line and 200 meters (656 feet) to the northwest of the base line. Approximately one kilogram of B horizon soil was collected from 20-30 centimeter (8-12 inch) deep pits using a shovel.
Several of the rock samples were collected as channel samples across some of the old mine workings. Approximately two kilograms of crushed rock was bagged from a mixed 10 kilogram chip samples taken across the rock faces. Rock and soil samples were prepared at ACME laboratories in Guadalajara, Mexico and sent to
ACME laboratories in Vancouver for analysis. Rocks samples were analyzed using a
30 gram fire assay for gold and silver, and multi-element ICP analysis of a 0.5 gram split. Soil samples were analyzed by ICP-MS methods for 31 elements including gold and silver using 0.5 grams of samples dissolved in hot aqua regia. For a more representative gold analysis, a 15 gram split is used.

Under the terms of an option agreement with RNC Gold Inc ("RNC"), Northwestern
Mineral Ventures Inc. ("NWT") is to invest a minimum $1,500,000 CDN on exploration expenditures prior to December 31, 2006 and prepare a bankable feasibility study. Upon completion of a bankable feasibility, NWT and RNC will each have 50% equity in the portfolio. RNC is the operator of the exploration program and will be the operator of any mine developed. Minera Camargo S.A. de
C.V., the original vendor, retains a 2.5% NSR royalty subject to certain provisions including a buy out clause for half of the royalty and continues to provide exploration services during the earn-in phase of the agreement. RNC is the operator of the project.

The qualified person for RNC is Denis Francoeur, M.Sc., P.Geo. (#0781) of the
Association of Professional Geoscientists of Ontario."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                                  ---------------
                                                  Kabir Ahmed
                                                  President

Date: April 21, 2005